UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

South Plains Financial, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

83946P107
(CUSIP Number)

March 12, 2024**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This constitutes a late filing due to inadvertent administrative error.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	83946P107

1	NAMES OF REPORTING PERSONS
Curtis C. Griffith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,425,837 (1)

	6	SHARED VOTING POWER
480,360 (2)

	7	SOLE DISPOSITIVE POWER
1,425,837 (1)

	8	SHARED DISPOSITIVE POWER
480,360 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,906,197 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.56% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 911,704 shares held directly, (ii) 95,976 shares vested from stock options, (iii) 1,894 shares underlying stock options exercisable within 60 days of August 16, 2024, (iv) 4,263 shares covered by outstanding restricted stock units held of record by Mr. Griffith, (v) 64,000 shares held in the Richard Thomas White 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, (vi) 87,000 shares held in the Birdie Lucille White 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, (vii) 87,000 shares held in the William Hogan White 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, (viii) 87,000 shares held in the Sydney Suzanne Griffith 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, and (ix) 87,000 shares held in the Johnathan Brockway Griffith 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose.

(2)
Includes (i) 45,360 shares held by Mr. Griffith’s spouse, which Mr. Griffith disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, and the filing of this report is not an admission that Mr. Griffith is the beneficial owner of these shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and (ii) 435,000 shares held in the Curtis C. Griffith 2021 Irrevocable Trust, over which Mr. Griffith’s spouse serves as trustee, which Mr. Griffith disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, and the filing of this report is not an admission that Mr. Griffith is the beneficial owner of these shares for purposes of Section 13 of the Exchange Act or for any other purpose.

(3)
Percentage based on the sum of 16,386,627 shares of common stock outstanding as of August 5, 2024, as reported by the Issuer on its Form 10-Q, and 95,976 shares vested from stock options held by directly by Mr. Griffith as of August 16, 2024.

Item 1.

(a)	Name of issuer: South Plains Financial, Inc. (the “Company”)

(b)	Address of issuer’s principal executive offices: 5219 City Bank Parkway, Lubbock, Texas 79407

Item 2.

(a)	Name of person filing: Curtis C. Griffith

(b)	Address or principal business office or, if none, residence:

The address for the principal business office of Curtis Griffith is:  5219 City Bank Parkway, Lubbock, Texas 79407

(c)	Citizenship: United States of America

(d)	Title of class of securities: Common Stock, par value $1.00 per share

(e)	CUSIP No.: 83946P107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See page 2, items 5 through 11.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2024

/s/ Curtis C. Griffith
Curtis C. Griffith

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of this filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).